Exhibit 12.1

COINSTAR, INC.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands of dollars, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings before fixed charges	160,403	186,319	108,926	69,413	65,140	38,817
Fixed Charges:
Interest expenses including amortization of deferred financing costs	10,430	28,425	36,897	35,722	22,010	17,204
Assumed interest component of rental expenses (1)	1,310	2,965	2,753	1,999	1,167	840

Total fixed charges	11,740	31,390	39,650	37,721	23,177	18,044

Earnings (2)	172,143	217,709	148,576	107,134	88,317	56,861

Ratio of earnings to fixed charges (3)	14.66	6.94	3.75	2.84	3.81	3.15

Deficiency of earnings to fixed charges	—	—	—	—	—	—

(1)	Estimated as one-third of operating lease expense.
(2)	Earnings represent pre-tax income (loss) from continuing operations before adjustments for non-controlling interests in consolidated subsidiaries or income (loss) from equity investees plus distributed income of equity investees, and plus fixed charges.
(3)	During the periods covered by this table, we did not have any shares of preferred stock outstanding.